

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Carlos Augusto Lira Aguiar
Chief Executive Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th Floor
01419-908, Sao Paulo, SP, Brazil

> **Re:** **Fibria Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 001-15018**

Dear Mr. Aguiar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 56
Year Ended December 31, 2009 compared to Year Ended December 31, 2008, page 72

1. We note on page 73 that your 2009 pulp sales volumes increased by approximately 3.7 million tons or 308%, and you disclose that the January 2009 acquisition of Aracruz and the start-up production from the Tres Lagoas mill in March 2009 contributed approximately 3.0 million tons or 250% to the overall 2009 volume increases. Please quantify and describe to us the significant components that comprise the remaining 58% volume increase.

F. Tabular Disclosure of Contractual Obligations, page 92

2. We note, on page F-80, your accrued liabilities for legal proceedings of $457 million and related judicial deposits of $215 million. Please confirm to us that in future filings you will present all significant other long-term liabilities that are reflected on your balance

sheet in the contractual obligations table, pursuant to Part I, Item 5(F)(1) of Form 20-F. To the extent that the amounts or timing of future payments of such liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

Item 7. Major Shareholders and Related Party Transactions, page 103
Leases of Forest Land, page 105

3. It is unclear which parties or relationships involved in your leases of forest land cause such leases to be related party transactions pursuant to Item 7.B of Form 20-F. Please advise and clarify your disclosure in future filings.

Report of Independent Registered Accounting Firm, pages F-5

4. We note that the report of PricewaterhouseCoopers Auditores Independentes does not indicate both the city and country where the report was issued. In future filings, please instruct your independent accountant to indicate both the city and country where their audit or review report was issued.

Exhibits

5. We note that exhibits 3.1, 4.3, and 4.4 are missing schedules, attachments or exhibits. We also note that exhibit 4.13 to the Form 20-F filed June 30, 2009 and exhibit 10.8 to the Form F-4 filed October 28, 2009 are missing exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

       Sincerely,

       John Reynolds
       Assistant Director